UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
 (Rule 14D-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

MaxPoint Interactive, Inc.
(Name of Subject Company)

MaxPoint Interactive, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

57777M201
(CUSIP Number of Class of Securities)

Joseph Epperson
Chief Executive Officer
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, North Carolina 27560
(800) 916-9960
(Name, address, including zip code, and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

Please send copies of all communications to:

Glen R. Van Ligten, Esq.
Andrew Y. Luh, Esq.
Richard C. Blake, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd.
Redwood City, California 94063
(650) 321-2400

☒      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following documents relating to transactions contemplated by the Agreement and Plan of Merger, dated as of August 27, 2017, among Harland Clarke Holdings, Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc.:

•	Exhibit 99.1: E-mail to Employees.

•	Exhibit 99.2: E-mail to Customers.

•	Exhibit 99.3: E-mail to Customers (Sales).

•	Exhibit 99.4: Supplier Letter.

•	Exhibit 99.5: Joint Press Release of Valassis and MaxPoint Interactive, Inc. dated August 28, 2017.

EXHIBIT INDEX

Exhibit
No.	Description
99.1	E-mail to Employees.
99.2	E-mail to Customers.
99.3	E-mail to Customers (Sales).
99.4	Supplier Letter.
99.5	Joint Press Release of Valassis and MaxPoint Interactive, Inc. dated August 28, 2017.